April 21, 2023

VIA EDGAR

Commissioners

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	MassMutual Ascend Life Insurance Company

Registration Statement on Form S-1

File No. 333-269812

Commissioners:

We are transmitting for filing under the Securities Act of 1933, as amended, a letter responding to comments with respect to the above-referenced Form S-1 Registration Statement (the “Response Letter”) for the Index Summit 6 Pro Annuity With Return of Premium Guarantee and the Index Summit 6 Pro Annuity (collectively the “Contract”). The Company is filing a pre-effective amendment pursuant to Rule 472 under the Securities Act (“Pre-Effective Amendment No. 1”), as requested.

The Response Letter addresses comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on April 6, 2023 and in connection with comments provided on the registration statement for the Company’s Index Frontier 7 Pro contracts on April 13, 2023. For the Staff’s convenience, each comment is set forth in full below, followed by the Company’s response.

If the Company can be of any help in facilitating your review of these comments, please do not hesitate to contact me.

COMMENTS RECEIVED APRIL 6, 2023:

General

1.

Please confirm that figures and date references will be updated as necessary and all missing information, including all information about the Company and all financial statements and remaining exhibits, will be filed in pre-effective amendments to the Registration Statement. We may have additional comments on such portions when you complete them in the pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits filed in the pre-effective amendments.

RESPONSE: The Company so confirms.

2.

Where a comment is made with regard to disclosure in one location of the Registration Statement, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement. As applicable, please make corresponding changes throughout.

Commissioners

April 17, 2023

RESPONSE: The Company has made conforming changes as requested.

3.

Please clarify supplementally whether there are any guarantees or support agreements with third parties to support any Contract features or benefits, or whether the Company will be solely responsible for any benefits or features associated with the Contracts.

RESPONSE: The Company confirms that the Company will be solely responsible for any benefits or features associated with the Contracts. From time to time, the Company may choose to reinsure some of the Company’s obligations under the Contract through a reinsurance agreement, while retaining primary liability for all benefits under the Contract.

Facing Page

4.

Add the following language to the facing page: Pursuant to Rule 429 under the Securities Act of 1933, the prospectuses contained herein also relate to Registration Statement No.: [prior reg statement number]. Upon effectiveness, this Registration Statement, which is a new Registration Statement, will also act as a post-effective amendment to such earlier Registration Statement.

RESPONSE: The Company has made the requested revision.

Cover Page

5.

The cover page disclosure is currently three pages long. Please revise to shorten the disclosure to approximately one page. We remind you that the revised cover page must continue to be compliant with the requirements of Regulation S-K, Item 501(b).

RESPONSE: The Company has revised to shorten the cover page disclosure.

6.	Please revise the second sentence of the fourth paragraph to address more generally whether the performance of the indices or ETFs reflects the reinvestment of dividends.

RESPONSE: The Company has made the requested revision.

7.

In the first sentence of the fifth paragraph, insert a cross reference to the table listing the Indexed Strategies. Also, in the fifth paragraph very briefly explain what is meant by the terms “Cap,” “Upside Participation Rate”, “Buffer,” “Downside Participation Rate”, and “Floor;”

RESPONSE: The Company has made the requested revisions.

8.	After the first sentence of the sixth paragraph, insert: “Consequently, any other indexed strategy listed in this prospectus may not be available after the end of the initial term.”

RESPONSE: The Company has made the requested revision.

9.	After the second sentence of the sixth paragraph, insert: “We have the right to replace the index associated with an indexed strategy under certain circumstances.”

RESPONSE: The Company has made the requested revision.

Commissioners

April 17, 2023

10.	The sixth paragraph contains disclosures that are repeated under Availability of Indexed Strategies on the cover page. Please delete these redundant disclosures.

RESPONSE: The Company has revised the sixth paragraph and to eliminate any redundant disclosure under Availability of Indexed Strategies.

11.

At the end of the sixth paragraph, disclose that if the Owner chooses to surrender the Contract, because of changes in the number and/or type of available Indexed Strategies, they may be subject to withdrawal charges, a Daily Value Percentage adjustment, taxes, and tax penalties. If the Owner purchases another retirement contract, it may have different features, fees, and risks than this Contract. Please also add this disclosure at the end of Risk Factors—Loss of Principal Related to Indexed Strategies.

RESPONSE: The Company has made the requested revisions.

12.

To shorten the cover page, remove the more detailed disclosure on determination of Indexed Strategy values, the Performance Lock election and the operation of the Cap, Upside Participation Rate, Downside Participation Rate, Buffer and Floor. To the extent not covered in the Summary section, please move the disclosure to that section.

RESPONSE: The Company has made the requested revisions.

13.	Given that the change in an index is measured at the end of a Term, please change “over the/a Term” to “at the end of a Term” throughout the prospectus.

RESPONSE: This language was deleted in order to shorten the cover page.

14.	At the end of the bullet point that begins “In both cases”, consider whether to add “any proportional adjustment for withdrawals.”

RESPONSE: This language was deleted in order to shorten the cover page.

15.

The Company states in the prospectus that the Upside Participation Rate will always be less than 100%. If this is accurate, please remove disclosures regarding the possibility of Upside Participation Rate Strategies exceeding 100% from the bullet point that begins “For an Upside Participation Rate Strategy.”

RESPONSE: The Company has deleted the statement under Considerations in Choosing an Indexed Strategy that the Upside Participation Rate is always expected to be less than 100%. The bullet point referenced in Comment 15 has been deleted in order to shorten the cover page.

16.	In the bullet point that begins, “For a Buffer Strategy,” please consider removing the second reference to the Daily Charge.

RESPONSE: This bullet point was deleted in order to shorten the cover page.

17.

After the first sentence in the bullet point that begins, “For a Floor Strategy”, add “For each Term of a Floor Strategy, the floor is -10%. For example, if the index decreases over the Term by 50%, the Floor limits the change in strategy value to -10%.”

Commissioners

April 17, 2023

RESPONSE: This language was deleted in order to shorten the cover page.

18.

After the last sentence in the bullet point that begins, “For a Floor Strategy,” add: “However, the strategy value for a term will always be less than the strategy value at the beginning of the Term because of the deduction of the Daily Charge.”

RESPONSE: This bullet point was deleted in order to shorten the cover page.

19.

In the bullet point that begins “For a Downside Participation Rate Strategy,” replace the last sentence with: “For example, if the index decreases at the end of the term by 50%, the Downside Participation Rate limits the change at the end of the Term to 25%, in addition to the Daily Charge”

RESPONSE: This bullet point was deleted in order to shorten the cover page.

20.

Revise the paragraph that begins, “An Indexed Strategy includes a risk of potential loss,” so that the maximum loss at the end of a Term is discussed separately from loss resulting from a withdrawal or surrender before the end of a Term. Also, separately address reductions for the Daily Charge and Early Withdrawal Charges.

RESPONSE: This paragraph was deleted in order to shorten the cover page.

21.

Under Availability of Indexed Strategies, please disclose the minimum percentages for any new Indexed Strategies with a Buffer or a Floor. Also, disclose the maximum percentage for any new Indexed Strategies with a Downside Participation Rate.

RESPONSE: The Company has made the requested revisions.

22.	Please make more prominent the text that follows “Risk Factors for this Contract appear on pages [ ] and pages [ ].”

RESPONSE: The Company has made the requested revision.

Special Terms

23.

The definition of “Buffer” includes the statement that “[i]n the future, we may offer a new Strategy with a Buffer that is more or less than 10%.” Later in the prospectus the Company states that “[i]n the future, we may offer a new Strategy with a Buffer that is more than 10%, but we will not offer a new Strategy with a Buffer that is less than 10%.” Please reconcile the disclosure in the definition to reflect the minimum Buffer for any new Strategy (i.e. will never be less than 10%).

RESPONSE: The Company has revised both disclosures to indicate that the Company will not offer a new Buffer Strategy that offers less protection against loss than a 1% Buffer.

Commissioners

April 17, 2023

24.

The definition of “Cap” states “[f]or a given [emphasis added] Term, we may set a different Cap for amounts attributable to Purchase Payments received on different dates.” Please explain in the disclosure how a Term of an Indexed Strategy could have more than one Cap. In this regard, we note that disclosure in Indexed Strategies—Term states that multiple purchase payments may have different Terms (which we understand may have different Caps) but does not address different Caps for the same Term.

RESPONSE: The Company has removed the sentence in question.

25.	In the “Downside Participation Rate” definition, please disclose the maximum Downside Participation Rate percentage that the Company may offer in the future.

RESPONSE: The Company has revised the definition of “Downside Participation Rate” to indicate that the Company will not offer a new Downside Participation Rate Strategy that offers less protection against loss than a 95% Downside Participation Rate.

26.	In the “Floor” definition, please disclose the minimum Floor percentage that the Company may offer in the future.

RESPONSE: The Company has revised the definition of “Floor” to indicate that the Company will not offer a new Floor Strategy that offers less protection against loss than a -50% Floor.

27.

The definition of “Index” states that “[t]he Index at the start of a Term is its level or price at the last Market Close on or before the first day of that Term.” The definition of “Term” states that “[e]ach Term will start and end on a Strategy Application Date. A new Term will start on the date that the preceding Term ends.” Please delete “or before” in the definition of “Index” or supplementally explain why it would not be appropriate to do so.

RESPONSE: The Company notes that Strategy Application Dates occur only on the 6th and 20th days of each month. The use of the phrase “or before” applies to situations when markets are not open for trading on the 6th or the 20th.

If the 5th day of the month was a Market Day but the 6th day of the month was not, the Index level or price used on the first day of the Term starting on the 6th will be the Index level or price at the Market Close on the 5th. In that case, the Index level or price at the last Market Close before the first day of the Term is used, not the Index level or price on the first day of the Term.

28.

In the third sentence of the definition of “Performance Lock” and under Summary— Performance Lock, please revise “is based on the Daily Value Percentage” with “is equal to the Investment Base increased or decreased by the Daily Value Percentage.” Under Summary—Performance Lock, please also delete the reference to “and Trading Cost” after “Daily Value Percentage” in the same sentence.

RESPONSE: The Company has removed the phrase “is based on the Daily Value Percentage” and provided additional clarifying disclosures.

Commissioners

April 17, 2023

29.	In the definition of “Performance Lock”, please add: “You can make a Performance lock election once per term and only for specific Indexed Strategies.”

RESPONSE: The Company has made the requested revision.

30.	Please add to the definition of “Strategy Application Date,” what will occur if the 6th or 20th of a month is not a Market Day.

RESPONSE: The Company notes that, for the purposes of the “Strategy Application Date” defined term, nothing changes if the Strategy Application Date is not a Market Day. Allocations and reallocations to Indexed Strategies will occur on Strategy Application Dates even if the markets are closed. The starting values for those strategies may be based on days other than the Strategy Application Date (see response to Comment 27 above), but that distinction is addressed in the “Index” defined term. As a result, the Company declines to expand the definition of “Strategy Application Date”.

31.

The definition of “Upside Participation Rate” states “[f]or a given [emphasis added] Term, we may set a different Upside Participation Rate for amounts attributable to Purchase Payments received on different dates.” Please explain in the disclosure how a Term of an Indexed Strategy could have more than one Upside Participation Rate. In this regard, we note that disclosure in Indexed Strategies—Term states that multiple purchase payments may have different Terms (which we understand may have different Upside Participation Rates) but does not address different Upside Participation Rates for the same Term.

RESPONSE: The Company has removed the sentence in question.

Special Terms Related to Daily Value Percentage

32.	Please clarify what the phrase “calculated for [a certain day]” means throughout this section. Alternatively, change “calculated for” to “calculated as of.”

RESPONSE: The Company is concerned that the phrase “calculated as of” is more likely to give consumers the impression that all hypothetical option pricing models would produce the same results for the same moment. The “calculated for” alternative better reflects the valuation of hypothetical options, which could vary if a different issuer used a different methodology to arrive at different assumptions.

33.	Please delete the phrase “or before” as used in the definitions of “Amortized Option Cost” and “Net Option Price” or supplementally explain why it would not be appropriate to do so.

RESPONSE: The use of the phrase “or before” applies to situations when markets are not open for trading. Thus, the Amortized Cost or Net Option Price for a Saturday will be calculated for the Market Close on Friday.

Commissioners

April 17, 2023

34.

In two disclosures in the prospectus, Trading Costs are described as being “a percentage set by us by the last Market Close on or before that day.” Please either change “by the last Market Close” to “at the last Market Close”, or supplementally explain why the current phrasing is more accurate.

RESPONSE: The Company notes that Trading Costs historically have not changed very often. The requested revision seems to require the Company to set a Trading Cost percentage at the end of each Market Day, even if the percentage had not changed from the prior day. The Company prefers to use the existing phrasing, which allows the Company to set the Trading Costs on one day and then continue to use the same Trading Costs at the end of each following Markey Day until a Market Day when the Company sets a different percentage.

Summary

35.	Disclose under Benefits—The Annuity Payout Benefit when Owners may elect to annuitize.

RESPONSE: The Company has made the requested revision.

36.

After the table of available Indexed Strategies, please insert: “You can make a performance lock election once per term and only for the S&P 500 strategies and the First Trust Barclays Edge Indexed strategies.”

RESPONSE: The Company has made the requested revision.

37.	Please delete the Discontinued Strategy table.

RESPONSE: The Company has revised the disclosures for the Discontinued Strategy table to make clear that the 2-year ETF Indexed Strategies are not available for Terms beginning after May 7, 2023 and the funds in existing Contracts will be moved to the default strategy at the end of the current Term for either 2-year ETF strategy.

38.

In the paragraph that begins, “For any Indexed Strategy with a Cap”, please disclose the minimum percentage for a Buffer, Floor or a Downside Participation Rate that the Company may offer in the future.

RESPONSE: The Company has made the requested revision.

39.	In the first sentence under Indexed Strategy Value, please disclose that the value of a strategy is calculated on each market day throughout the Term.

RESPONSE: The Company has made the requested revision.

Commissioners

April 17, 2023

40.

Change the first sentence of the second paragraph under Indexed Strategy Value at End of Term to “Any increase for the term is potentially limited by a Cap. Any increase for a Term is always limited by an Upside Participation Rate.”

RESPONSE: The Company has not made the requested revision because it may offer an Indexed Strategy with an Upside Participation Rate that is greater than 100% in the future.

For clarity, please consider consolidating the disclosure regarding Caps under Indexed Strategy Value at End of Term by moving the last paragraph of the subsection to follow the first paragraph of the subsection.

RESPONSE: The Company has made the requested revision.

41.	In the paragraph that begins “For each Term of each Downside Participation Rate…”, please disclose the maximum Downside Participation Rate for new Indexed Strategies.

RESPONSE: The Company has made the requested revision.

42.	Consider revising the phrase “in addition to the impact of the Daily Charges on the Investment Base” to “(reduced by Daily Charge).”

RESPONSE: The Company has made the requested revision.

43.

Under Indexed Strategy Value Before End of Term, please disclose that if the Owner takes a withdrawal or Surrenders the Contract before the end of the Term for a Floor Strategy, Buffer Strategy, or Downside Participation Rate Strategy the loss on a Floor Strategy may exceed the Floor, a Buffer Strategy may not receive the benefit of the 10% Buffer, the loss on a Downside Participation Rate Strategy may exceed the Downside Participation Rate and, that in extreme cases the loss for an Indexed Strategy could be 100%, meaning that the Owner would suffer a complete loss of their principal and any prior earnings.

RESPONSE: The Company has made the requested revisions.

44.

Under Performance Lock, disclose that because a Performance Lock election is effective on the second Market Close after receipt of the Owner’s Request in Good Order, they will not be able to determine in advance the locked Daily Value Percentage that will be applicable to the Indexed Strategy at the time they make a Performance Lock election, and that the Daily Value Percentage may be higher or lower at the time the Performance Lock election goes effective than it was when they submitted the request.

RESPONSE: The Company has made the requested revisions.

Commissioners

April 17, 2023

45.

Under Performance Lock, replace the reference to “Net Option Value, Amortized Option Cost, and Trading Costs” in the last sentence of the first paragraph with “Indexed Strategy value as increased or decreased by the Daily Value Percentage”. To assist with reader comprehension, throughout the prospectus, as practicable, please replace references to the components of the Daily Value Percentage (i.e., Net Option Value, Amortized Option Cost, and Trading Costs) affecting Strategy values with references to the Daily Value Percentage affecting Strategy values.

RESPONSE: The Company has made the requested revisions.

46.

Under Performance Lock and Indexed Strategy Value After Performance Lock Election later in the prospectus, please disclose how many days before the end of a Term a Performance Lock election must be made.

RESPONSE: The Company has made the requested revision.

47.	Under Performance Lock, insert the following: “You can make a Performance Lock election once per term and only for the S&P 500 strategies and the FT Barclays Edge strategy.”

RESPONSE: The Company has made the requested revision.

48.	In the last paragraph under Strategy Renewals and Reallocations, please disclose the latest day by which the Company must receive a reallocation notice for a new Term.

RESPONSE: The Company has made the requested revision.

49.	Please disclose the following under Access to Your Money through Withdrawals:

a.	The priority of sources from which a withdrawal request will be fulfilled. You may instead provide a cross reference to the relevant discussion in the prospectus; and

b.	The effect of a withdrawal on the Death Benefit and Return of Premium Guarantee.

RESPONSE: The Company has made the requested revisions.

50.

Under Early Withdrawal Charge and Risk Factors—Effect of Withdrawals, please disclose that the Early Withdrawal Charge will reduce Indexed Strategy values and may result in losses that exceed the Floor, reduce the Buffer, or are greater than the Downside Participation Rate.

RESPONSE: The Company has made the requested revisions.

Commissioners

April 17, 2023

51.	Throughout the prospectus replace “contractholder” and “contractowner” with “you” or “your.”

RESPONSE: The Company has made the requested revisions.

Risk Factors

52.

Under Loss of Principal Related to Indexed Strategies, please disclose that in extreme cases the loss for an Indexed Strategy could be 100%, meaning that the Owner would suffer a complete loss of principal and any prior earnings.

RESPONSE: The Company has made the requested revision, but added language to indicate that a 100% loss before the end of a Term could only occur in the event of a Surrender. If an Owner only withdrew part of the value of their Contract before the end of the Term and a particular Indexed Strategy had no value remaining, no value would be withdrawn from that Indexed Strategy. The withdrawal would come out of other strategies.

53.

Under Loss of Principal Related to Indexed Strategies, insert the minimum percentages for Floors, Buffers, and Downside Participation Rates that the Company will offer in the future. Also, in the last sentence of the last paragraph insert “subject to the limits noted above” after Buffers.

RESPONSE: The Company has made the requested revisions.

54.	Under Loss of Principal Related to Daily Charge, disclose in the last sentence the effect of the Daily Charge on losses for Indexed Strategies with a Floor or Buffer.

RESPONSE: The Company has made the requested revisions.

55.

Please add the following statement to Limits on Strategy Value at End of Term: “any increase in the value of an Indexed Strategy at the end of a Term is based on the value of the underlying Index on the final Market Day of the Term.” Also, add “(reduced by Daily Charge)” after “Investment Base” and revise the third sentence to: “Your share of any rise in the Index is increased by an amount that is equal to the Upside Participation Rate.”

RESPONSE: The Company has made the requested revision.

56.

Please add the following statement to Limits on Strategy Value Before End of Term: “[t]he loss for an Indexed Strategy could be 100%, meaning that you would suffer a complete loss of your principal and any prior earnings.”

RESPONSE: The Company has made the requested revision similar in nature to the revision made in response to Comment 53.

Commissioners

April 17, 2023

57.	Under Effect of All Withdrawals, please address the following comments:

a.	In the first paragraph, add that a proportional reduction in the Return of Premium Guarantee could be larger than the dollar amount of the withdrawal; and

RESPONSE: The Company has made the requested revision.

b.	In the second paragraph, if accurate, add “reduction in” before the reference to Investment Base in the third sentence, and specify what “end-of-Term value” refers to in the fourth sentence.

RESPONSE: The Company has made the requested revisions.

58.

Under Unavailable Indexed Strategies, insert after the third sentence: “The S&P 500 6-Year 10% Buffer with Upside Participation Rate Strategy is not available for Terms that begin after the first Contract Year. If funds are allocated to the S&P Strategy 500 6-Year 10% Buffer with Upside Participation Rate Strategy and you do not reallocate at the end of the Term, then we will apply the ending value of that Strategy to a new Term of the S&P 500 1-Year 50% Downside Participation Rate Strategy with Upside Participation Rate Strategy.”

RESPONSE: The Company did not make the requested revision because it is using the S&P 500 50% Downside Participation Rate with Upside Participation Rate the default strategy for existing and new investors.

59.

Under Unavailable Indexed Strategies, please revert the default for existing investors to the default strategy in the currently effective prospectus, or supplementally explain the rationale for changing the default strategy for existing investors.

RESPONSE: The Company has reverted to the default strategy in the currently effective prospectus for existing and new investors.

60.	Under Unavailable Indexed Strategies, add “Allocations to this strategy only occur if none of the available strategies meet the first default allocation rule”, if true.”

RESPONSE: The requested change is not appliable because the Company reverted to the existing default for existing investors and new investors.

61.

Under Replacement of an Index, please add the following disclosure to the end of the fifth sentence: “but with a modified start of Term value for the new Index. The modified start of Term value for the new index will reflect the rise or fall in the Index for the old Index from the start of the Term to the replacement date.” Also, before the word “if” in the fifth sentence, insert “or experience losses greater than the losses they would have experienced”.

Commissioners

April 17, 2023

RESPONSE: The Company has made the requested revisions.

62.	Please address the following comments regarding the First Trust Barclays Edge Index:

a.

Supplementally inform us whether the Index and the methodology used to calculate the Index will be publicly available, all components of the Index will be actively traded, and the Index can be replicated by unaffiliated third parties. In your response, please provide a link to a publicly available website describing the Index. We may have further comments after you provide this information; and

RESPONSE: The Index will be publicly available on the Index sponsor’s website, www.ftindexingsolutions.com. The Index will have a publicly available Index Rulebook which reflects the methodology rules and outline for replication and calculation. All components within the underlying indexes are actively traded securities and the Index can be replicated by unaffiliated third parties.

b.

Under Risk Factors—Market Risk Related to Indexes—First Trust Barclays Edge Index, reconcile the second sentence of the paragraph which states that the Index is calculated assuming reinvestment of dividends (i.e., total return) with the third sentence of the paragraph and the Crediting Strategy Endorsements for the Strategy (filed as Exhibits 4(c)(17) and 4(c)(18)) which each suggest that the Index return is a price return.

RESPONSE: The Company notes that the Index reflects the reinvestment of dividends, so the language contained in the second sentence is accurate. Revisions to the prospectus, including revisions to the cover page in response to Comment 6 above, have been made to make this clearer.

The third sentence of that section describes the notion that the performance of the Indexed Strategy is impacted by more than just the performance of the individual stocks and bonds included in the Index. This disclosure does not pertain to dividend reinvestment, so it has not been modified.

The Company also notes that the references to a lack of direct participation in equity or bond investments in the Crediting Strategy Endorsements do not imply that dividends are not reinvested. As a result, the disclosures in that endorsement have not been modified.

c.	Please add “intended to outperform the S&P 500 index over time” or answer the question more consistent than what.

RESPONSE: The Company has revised the referenced language.

63.	Under Market Risks Related to Option Prices, please insert “or surrender your contract” before “before the end of a Term.”

RESPONSE: The Company has made the requested revisions.

Commissioners

April 17, 2023

Indexed Strategies

64.

The phrase, “unless you have made a Performance Lock election” in the first sentence of the third paragraph suggests that this is the value of an Indexed Strategy if a performance lock election is made. Please revise for clarity.

RESPONSE: The Company has made the requested revisions.

65.	In the second sentence of the third paragraph, insert “is determined after Daily Charges have been deducted from the Investment Base and” before the word “based.”

RESPONSE: The Company has made the requested revision.

66.	In the second sentence of the paragraph that begins, “If you have made”, replace “change” with “decrease.”

RESPONSE: The Company has made the requested revision.

67.

In the last paragraph add in bold: It is also possible for you to lose a portion or all of the money you allocated to any Indexed Strategy if you take a withdrawal or surrender your contract before the end of a Term.

RESPONSE: The Company has made the requested revisions.

68.	Under Available Indexed Strategies, make conforming changes that were made to the Summary section.

RESPONSE: The Company has made the requested revisions

69.

Above Considerations in Choosing an Indexed Strategy, add a discussion of possible changes to the Indexed Strategies. In this regard see the parallel disclosure in the Index Frontier 5 Plus prospectus.

RESPONSE: The Company has made the requested revisions.

70.	Under Considerations in Choosing an Indexed Strategy, in the second bullet point under the second paragraph, insert “limited by the rate at which you participate in the rise and is always” after “is”.

RESPONSE: The Company has made the requested revisions.

71.

Under Considerations in Choosing an Indexed Strategy, if a Buffer, Floor or Downside Participation Rate strategy consistently has a higher Cap or Upside Participation Rate, please consider disclosing this in the discussion.

RESPONSE: The Company has not added such a disclosure, because it is not certain that a Buffer, Floor, or Downside Participation Rate strategy will consistently have a higher Cap or Upside Participation Rate than the other strategy types.

Commissioners

April 17, 2023

72.

After the second bullet point under the paragraph that begins, “If we assume…” in the Considerations in Choosing an Indexed Strategy subsection, add a bullet point discussing returns when the rise in the Index is more than the Cap and equal to the Cap divided by the Upside Participation Rate.

RESPONSE: The Company has made the requested revision.

73.

In the third bullet point under the paragraph that begins, “If we assume…” in the Considerations in Choosing an Indexed Strategy subsection, insert “and is more than the Cap divided by the Upside Participation Rate” after the phrase “more than the Cap.”

RESPONSE: The Company has made the requested revision.

74.	Under Indexed Strategy Value, insert “(after Daily Charges have been deducted)” after “Term” in the first bullet point. Also, in the second and third bullet point change “over” to “at the end of.”

RESPONSE: The Company has inserted “(after Daily Charges have been deducted).” The Company did not change “over” to “at the end of” because “over” more accurately describes the increase or decrease of the Index from the beginning of a Term to the end of a Term.

75.	Under Indexed Strategy Value, at the end of the first sentence of Examples, add “(after Daily Charges have been deducted).”

RESPONSE: The Company has made the requested revision.

76.	At the end of the second paragraph under Performance Lock, please indicate how Owners may access the Daily Value Percentages for the Indexed Strategies as of each Market Close.

RESPONSE: The Company has made the requested revisions.

77.	In the paragraph that begins, “After a Performance Lock…” under Performance Lock, add “and any early withdrawal charges” to the end of the second sentence.

RESPONSE: The Company has made the requested revisions.

78.

In the penultimate bullet point under Performance Lock, please remove the second sentence and explain how the strategy value after the withdrawal is calculated (i.e. the Strategy value is the Investment Base after the withdrawal plus the increase for the locked Daily Value Percentage based on that Investment Base).

RESPONSE: The Company has made the requested revisions.

Indexes

79.	Please move all Index-related risk factors discussed in this section to the Risk Factors section.

RESPONSE: The Company has made the requested revisions.

Commissioners

April 17, 2023

80.	In the principal risks of an investment in the SPDR Gold Shares ETF, please include reference to risks related to the investment’s ETF structure.

RESPONSE: The Company has made the requested revision.

81.	Please address the following comments regarding the First Trust Barclays Edge Index:

a.	Provide more detailed disclosure regarding the Index’s methodology;

RESPONSE: The Company has made the requested revisions.

b.	Add a brief discussion of the principal risks of the Index (per our prior comment, these should be included in Risk Factors—First Trust Barclays Edge Index); and

RESPONSE: The Company has made the requested revisions.

c.	Disclose whether the Index is a custom index, has any performance history, and if the Company is the only user of the Index.

RESPONSE: The Company has made the requested revisions.

82.	In the example under Index Replacement, add an example illustrating an index replacement when the index has fallen. Also, add “with a cap of 8%” to the end of clause (1).

RESPONSE: The Company has made the requested revisions.

Caps, Participation Rates, Floors and Buffers

83.

The disclosure states that “[t]he Caps and Upside Participation Rates for Contracts with larger Purchase Payments may be higher than the Caps and Upside Participation Rates for Contracts with smaller Purchase Payments.” Please disclose these breakpoints in the prospectus or disclose how investors may obtain this information.

RESPONSE: The Company has added disclosure regarding how investors may obtain this information.

84.	Revise Example 2 under Caps and Upside Participation Rates to assume that Upside Participation Rate will never exceed 100%.

RESPONSE: The Company did not make the requested change because it may offer an Indexed Strategy with an Upside Participation Rate greater than 100% in the future.

85.	Add the maximum Downside Participation Rate, the minimum Floor, and the minimum Buffer that will be offered in the future under their respective headings.

RESPONSE: The Company has made the requested revisions.

Commissioners

April 17, 2023

Indexed Strategy Value Before End of Term

86.

In the column headings for the table under Daily Value Percentage Examples, please disclose what the percentage figures in the Option Price Assumptions table relate to. Please make corresponding changes to the column headings for the table under Performance Lock Examples.

RESPONSE: The Company has made the requested revisions.

Purchase

87.

Under Application of Purchase Payments, if accurate, please disclose that the investor will forfeit any increase in Account Value due to an increase in the Indexed Strategy value prior to the cancellation.

RESPONSE: The Company has made the requested revision.

Initial Strategy Selections

88.

The disclosure states “[w]e may establish minimum and maximum amounts or percentages that may be applied to a given Crediting Strategy for any future Term in our discretion.” Please disclose, if accurate, that the Company will not establish minimum and maximum amounts or percentages for the S&P 500 1-Year 50% Downside Participation Rate with Upside Participation Rate Indexed Strategy in the future, or supplementally explain why it would be appropriate to do so.

RESPONSE: The Company has made the requested revision.

Strategy Selections at Term End

89.	Please update the website refence under Availability of Strategies.

RESPONSE: The Company has made the requested revision.

90.	The disclosures under Default Strategy should conform to the disclosures under Unavailable Strategies.

RESPONSE: The Company has revised the Unavailable Strategies and Default Strategies subsections to reflect that the S&P 500 1-year 50% Downside Participation Rate with Upside Participation Rate Strategy is the default strategy for existing and new investors.

Cash Benefit

91.

Please reconcile the second sentence under Effect of Withdrawals and the fourth sentence under Early Withdrawal Charge—Example for Withdrawal, with the statement earlier in the prospectus that “[w]hen you request a withdrawal, we will reduce the amount we pay you by the amount of the Early Withdrawal Charge.”

Commissioners

April 17, 2023

RESPONSE: The Company has made revisions throughout the prospectus to make clear that the Owner must instruct us whether to take the Early Withdrawal Charge out of the amount to be withdrawn or to take the Early Withdrawal Charge out as an additional withdrawal from the Contract. After making these revisions, the disclosures referenced in this comment are consistent.

Annuity Payout Benefit

92.	Please disclose in the second sentence of the section that once annuitization begins, the Crediting Strategies will no longer be available.

RESPONSE: The Company has made the requested revision.

93.

Under Form of Annuity Payout Benefit, please clarify that the Annuity Payout Benefit described in the first sentence of the subsection is the default if the Owner does not select a Payout Option. Please revise the subsection so that the discussion of Owner selected Payout Options precedes the discussion of the default option.

RESPONSE: The Company has made the requested revisions.

Death Benefit

94.

Under Form of Death Benefit, please clarify that the Death Benefit described in the first sentence of the subsection is the default if the Owner does not select a Payout Option. Please revise the subsection so that the discussion of Owner selected Payout Options precedes the discussion of the default option.

RESPONSE: The Company has made the requested revisions.

Payout Options

95.

The first paragraph states that the Company “will make payments in any other form of Payout Option that is acceptable to us at the time of any election.” As drafted, the disclosure may suggest that the Company may make payments in a form that is not the form that is elected by the Owner. Is the statement intended to convey that the Company may change the Payout Options available, and that an Owner must choose among the Payout Options available at the time of election? Please clarify the disclosure. Please also clarify in this paragraph whether the Payout Options described in this section will always be available.

RESPONSE: The Company has revised the quoted language to indicate that “We will make payments in any other form of Payout Option requested by you that is acceptable to us at the time of any election.” Immediately before that sentence, the Company has also added the following disclosure: “The standard Payout Options will always be available, subject to tax law limitations.”

96.	The last sentence under Joint and One-Half Survivor Payout is different than in the Index

Commissioners

April 17, 2023

Frontier 5 Plus prospectus. Please reconcile the two or explain why they are different.

RESPONSE: The Company revised the disclosure to match the disclosure in the Index Frontier 5 Plus prospectus.

Right Cancel (Free Look)

97.	In the first bullet point, please disclose that the contract owner will receive their Purchase Payment(s).

RESPONSE: The Company has made the requested revision.

COMMENTS RECEIVED APRIL 13, 2023:

98.

Under Strategy Selections at Term End – Unavailable Strategies, please disclose the default strategy after the 6-year Term strategy ends. Also, the disclosure for what happens if an investor attempts to reallocate to an unavailable strategy should match the similar disclosure under Default Strategy.

RESPONSE: The Company has made the requested revision.

99.	On the facing page, please display all of the disclosures found on the facing page in Form S-1, even if they are not applicable to the Index Summit 6 Pro.

RESPONSE: The Company has made the requested revisions.

100.	Under Experts, add disclosure regarding financial statements for periods ending December 31, 2021.

RESPONSE: The Company has made the requested revision.

101.	Please confirm that the Powers of Attorney used for Pre-Effective Amendment No. 1 will identify the name of the Contract.

RESPONSE: The Company confirms that the Powers of Attorney used for Pre-Effective Amendment No. 1 will identify the name of the Contract.

102.

If an exhibit will be filed this year regarding a change in certifying accountants, please confirm that Section II of the registration statement will also include disclosures required under Item 304 of Reg S-K.

RESPONSE: The Company so confirms.

Commissioners

April 17, 2023

The Company believes that the Response Letter addresses in full the Staff comments and respectfully requests that the Staff review the responses as soon as possible.

If you have any questions regarding the Company responses, please contact the undersigned at 513.361.4824 or at sberry2@mmascend.com.

Sincerely,

/s/ Simon Berry
Simon Berry
Senior Counsel II
MassMutual Ascend Life Insurance Company

cc:	John V. Domaschko, MassMutual Ascend Life Insurance Company

John P. Gruber, MassMutual Ascend Life Insurance Company

Dodie Kent, Eversheds Sutherland (US) LLP